Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Announces 22,000 meter Underground Drill Program at
     Madsen, Red Lake

     <<
     "Outlines 2009 Exploration Plans at Madsen"

     Toronto Stock Exchange Trading symbol - CRJ
     AMEX - CGR
     >>

     SASKATOON, Jan. 22 /CNW/ - Claude Resources Inc. (TSX-CRJ; AMEX-CGR) will continue its underground drill program, targeted at the historic high grade 8
Zone, and concurrently execute its surface exploration program at the
Company's Madsen property located at Red Lake, Ontario.
     Phase 1 of the underground program, launched from the 10th level in
December 2008, is targeting the 8 Zone system with 12,000 meters of drilling.
The program will utilize directional drilling technology and consist of a minimum of 3 mother holes, with up to 20 daughter holes. Phase 1 will include detailed testing (25 to 50 meter centers) of the plunge extension within 150 meters of infrastructure, widely-spaced testing (50 to 100 meter centers) of the plunge and strike extensions to 400 meters and drilling of conceptual targets along the 8 Zone shear system. It is envisaged the program will operate through the second quarter of 2009.
     Phase 2, to be launched in the second half of 2009, will target infill-drilling of the 8 Zone to 250 meters on-plunge from infrastructure as well as the testing of conceptual targets on strike and on plunge. The 10,000 meter Phase 2 component of the underground program is expected to operate until the end of 2009.
     The 8 Zone was discovered in 1969 and produced through to mine closure in
1976 between the 23rd and 27th levels. Underground mapping and historic documentation shows a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies. Historic drilling immediately above and below the 27th level, the deepest production level, returned drill intercepts including 0.81 oz/ton over 14.4 feet, 2.76 oz/ton over 6.6 feet, 2.22 oz/ton over 3 feet and
1.25 oz/ton over 3 feet.
     "The launch of the 8 Zone underground drill program has been a critical step in the ongoing advanced exploration project at Madsen. When combined with existing discoveries from the 2008 surface drill program at the Fork Zone and
Starratt-Olsen, and the surface drill program planned for 2009, this promises to be an exciting year at Madsen," stated Brian Skanderbeg, Vice-President
Exploration, Claude Resources Inc.
     In addition to the underground program, Claude will undertake a 10,500 meter surface exploration program testing three target areas. Drilling at the
Fork Zone will include a 3,000 meter, 15-hole, infill program. 2008 drilling indicated the target hosts two sub-parallel, moderately, southeast-dipping shear systems that host southwest plunging ore-shoots. The potential of the target is highlighted by drill intercepts including 0.61 oz/ton over 33.89 feet and 0.90 oz/ton over 8.86 feet (see Media Releases: April 16th and
December 11th, 2008). The mineralized shear systems have been intercepted over a strike length in excess of 450 meters and remain open along strike and at depth.
     In addition, Claude Resources will undertake a five hole, 2,500 meter surface program evaluating an up-plunge 8 Zone target as well as a 5,000 meter, 20-hole program at Starratt Olsen. The potential of the Starratt-Olsen footwall environment was highlighted by the discovery of several, narrow high-grade vein systems that returned intercepts of 5.97 oz/ton over 1.35 feet and 0.86 oz/ton over 1.90 feet in hole ST-08-03 (see Media Release: April 8th,
2008). Assay results from 13 follow-up holes completed during late 2008 are expected in early Q1.
     Throughout the course of the 2009 Madsen exploration program, the dewatering of the shaft will continue. The dewatering program was launched from the sixth level and in December 2008, passed the twelfth level. Madsen is an advanced exploration property containing extensive infrastructure including a 500 tonne per day mill with expansion capacity, a permitted tailings management facility and a five compartment 4,000 foot operating shaft.
     "Claude's management is enthused about the potential of this major drilling program. With the extensive infrastructure at the Madsen site and strong working capital, we are well-positioned to take advantage of this opportunity," stated Neil McMillan, President and Chief Executive Officer of
Claude Resources.
     A Madsen property location map and schematic cross section of the Madsen mine are available on the Claude website.
     Brian Skanderbeg, P.Geo. and M.Sc., Claude's Vice-President Exploration,
is the Qualified Person under 43-101 and has reviewed and approved this news release. Historic drill intercept data was composited using a 0.10 opt cut-off and may include internal dilution. Intercepts are reported as drilled widths and range from 70 to 95% of true width.

     Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold exploration and mining company. The Company's entire asset base is located in Canada. Since
1991, Claude has produced approximately 835,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
     Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Brian Skanderbeg, Vice President Exploration,
Claude Resources Inc., Phone: (306) 668-7505 or Neil McMillan, President &
CEO, Claude Resources Inc., Phone: (306) 668-7505, Email:
clauderesources(at)clauderesources.com, Website: www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 13:23e 22-JAN-09